November 29, 2018

Lyle Probst
Chief Executive Officer
DataSight Corporation
2451 South Buffalo Dr., Suite 105
Las Vegas, NV 89177

       Re: DataSight Corporation
           Preliminary Proxy Statement on Schedule 14A
           Filed August 23, 2018
           File No. 000-54146

Dear Mr. Probst:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Electronics
and Machinery
cc:    Steven J. Davis, Esq.